UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                TRANSITION REPORT PURSUANT TO SECTION 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 001-16671

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN
(Full title of the plan)

AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014 and for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the AmerisourceBergen Corporation Benefits Committee
We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AmerisourceBergen Employee Investment Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the AmerisourceBergen Employee Investment Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Out audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 17, 2016

AmerisourceBergen Employee Investment Plan

Statement of Net Assets Available for Benefits

	As of December 31,
	2015	2014
Assets
Investments at fair value
Registered investment companies	$689,366,909	$569,153,015
Common collective trust funds	69,448,925	67,632,554
Common stock fund	117,166,426	108,767,229
Total investments	875,982,260	745,552,798

Receivables
Unsettled trades	25,299	—
Notes receivable from participants	20,789,576	16,866,567
Employer contributions	1,815,023	3,804,726
Employee contributions	1,464,775	—
Total receivables	24,094,673	20,671,293

Net assets available for benefits	$900,076,933	$766,224,091

See accompanying notes.

AmerisourceBergen Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Changes to net assets attributed to investment income:
Interest and dividend income	$31,209,375
Net depreciation in fair value of investments	(8,066,459)
Total investment income	23,142,916

Interest income on notes receivable from participants	698,437

Contributions:
Participant	47,309,434
Employer	24,927,879
Rollover	15,706,150
Total contributions	87,943,463

Benefits paid to participants	(81,691,380)
Administrative expenses	(178,924)

Net increase in net assets available for benefits before transfers	29,914,512

Transfers in from merged plans	103,938,330

Net increase in net assets available for benefits	133,852,842
Net assets available for benefits:
Beginning of year	766,224,091
End of year	$900,076,933

See accompanying notes.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements
December 31, 2015

NOTE 1 — DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company” or “Employer”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. If not already enrolled, eligible full-time employees are automatically enrolled in the Plan after 90 days of continuous employment unless they waive participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The AmerisourceBergen Corporation Benefits Committee is responsible for the general administration of the Plan.

Contributions

Each year, participants are entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations. If automatically enrolled, a participant’s deferral is set at 5% pre-tax contribution rate of eligible compensation until changed by the participant. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed to each eligible participating employee’s account annually, at the discretion of the Company. The Company did not make discretionary contributions for the 2015 Plan year. The Company made discretionary contributions of $2,893,411 for the 2014 Plan year.

Upon enrollment, a participant may direct the investment of employee and Employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time. Participants that are automatically enrolled have their initial contributions invested in a Fidelity Freedom target retirement date fund based upon their anticipated retirement dates until they change their election. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.

Transfers in From Merged Plans

Effective January 1, 2016, participants of MWI Veterinary Supply, Inc.’s Retirement Savings Plan (“MWI Plan”) became participants in the Plan. The assets attributable to the accounts of participants in the MWI Plan were merged into the assets of the Plan as of the close of business December 31, 2015. On December 31, 2015, assets of $103,938,330 were transferred from the MWI Plan.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and the Company’s contributions and allocations of Plan earnings, and is charged with the investment fund’s underlying administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon.

In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company’s discretionary contribution, if any, is based on a graded schedule as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate participant loan fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed), plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2015 and 2014, participant loans are shown as a receivable of the Plan, with interest rates ranging from 4.25% to 10.50%.

Payment of Benefits

Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested Employer discretionary contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. During the year ended December 31, 2015, employer matching contributions were reduced by $187,051 from forfeited nonvested accounts. During the fiscal year ended December 31, 2014, there were no reductions in employer matching contributions from forfeited nonvested accounts. Forfeited nonvested accounts totaled $112,964 and $153,206 at December 31, 2015 and 2014, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company and are excluded from these financial statements.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits, after Plan expenses, will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair value measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The Topic permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted. During the year ended December 31, 2015, the Plan early adopted ASU 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) ("ASU 2015-12"). ASU 2015-12 is the result of the FASB’s simplification initiative intended to improve U.S. GAAP by reducing costs and complexity while maintaining or enhancing the usefulness of related financial statement information. The Topic eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. Also, the Topic requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 31, 2015 and require retrospective adoption for all periods presented. Early adoption is permitted. During the year ended December 31, 2015, the Plan early adopted ASU 2015-12. See Note 3 for the presentation of investments by general type upon adoption of ASU 2015-12 and reclassified $987,616 to be included in common collective trust funds on the December 31, 2014 Statement of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Shares of registered investment companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the common collective trust fund is valued at net asset value per unit, which is determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. The AmerisourceBergen common stock fund is valued at its year-end closing price (constituting market value of shares owned, plus a small percentage of un-invested cash position).

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

The Plan invests in investment contracts through two common collective trust funds, Fidelity Managed Income Portfolio Class I (“MIP I”) and Fidelity Managed Income Portfolio II Class II (“MIP II”). MIP I and MIP II are comprised primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trusts. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of MIP I and MIP II, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

NOTE 3 — FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability;

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3
Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$689,366,909	$—	$—	$689,366,909
Common stock fund	117,166,426	—	—	117,166,426
Total assets in the fair value hierarchy	806,533,335	—	—	806,533,335
Investments measured at net asset value(a)	—	—	—	69,448,925
Investments at fair value	$806,533,335	$—	$—	$875,982,260

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies	$569,153,015	$—	$—	$569,153,015
Common stock fund	108,767,229	—	—	108,767,229
Total assets in the fair value hierarchy	677,920,244	—	—	677,920,244
Investments measured at net asset value(a)	—	—	—	67,632,554
Investments at fair value	$677,920,244	$—	$—	$745,552,798

(a)
The investment objective of the MIP I and MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP I and MIP II invest in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enter into “wrap” contracts issued by third-parties, and invest in cash equivalents represented by shares in a money market fund. MIP I and MIP II seek to minimize their exposure to wrap credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. MIP I’s and MIP II’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations. Withdrawals from MIP I or MIP II directed by the Company will be made within the twelve-month period following the trustee’s receipt of the Plan’s written withdrawal request. Participant-directed redemptions have no restrictions. In accordance with Subtopic 820-10, MIP I and MIP II were measured at net asset value per share and have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common collective trust funds managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA.

The Plan held investments in AmerisourceBergen common stock with a fair value of $117,166,426 and $108,767,229 as of December 31, 2015 and 2014, respectively. Dividends of $1,394,865 were received during the year ended December 31, 2015.

NOTE 5 — TAX STATUS

The Plan received a determination letter from the IRS dated April 11, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

U.S generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 6 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$900,076,933	$766,224,091
Adjustment from contract value to fair value for interest in common collective trusts relating to fully-benefit responsive investment contracts	—	987,616
Participant loans deemed distributed	(279,371)	(209,801)
Net assets available for benefits per Form 5500	$899,797,562	$767,001,906
The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statements to total income per Form 5500:

Net increase in net assets available for benefits before transfers per the financial statements	$29,914,512
Less: Adjustment from fair value to contract value for fully-responsive investment contracts at December 31, 2014	(987,616)
Less: Change in amounts for deemed distributions of participant loans	(69,570)
Net income per Form 5500	$28,857,326

AmerisourceBergen Employee Investment Plan
EIN#: 23-3079390 Plan#: 010
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
December 31, 2015

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Funds EuroPacific Growth Fund - Class R-5	Registered Investment Company	$10,140,251
*	Fidelity Freedom K 2005 Fund	Registered Investment Company	1,459,981
*	Fidelity Freedom K 2010 Fund	Registered Investment Company	6,269,257
*	Fidelity Freedom K 2015 Fund	Registered Investment Company	21,774,142
*	Fidelity Freedom K 2020 Fund	Registered Investment Company	58,153,878
*	Fidelity Freedom K 2025 Fund	Registered Investment Company	59,578,981
*	Fidelity Freedom K 2030 Fund	Registered Investment Company	71,975,073
*	Fidelity Freedom K 2035 Fund	Registered Investment Company	64,624,293
*	Fidelity Freedom K 2040 Fund	Registered Investment Company	53,324,152
*	Fidelity Freedom K 2045 Fund	Registered Investment Company	34,935,847
*	Fidelity Freedom K 2050 Fund	Registered Investment Company	22,496,090
*	Fidelity Freedom K 2055 Fund	Registered Investment Company	6,378,536
*	Fidelity Freedom K 2060 Fund	Registered Investment Company	221,663
*	Fidelity Freedom K Income Fund	Registered Investment Company	4,360,818
*	Fidelity Growth Company Fund Class K	Registered Investment Company	76,991,609
*	Fidelity Spartan Global ex U.S. Index Fund - Advantage Class	Registered Investment Company	2,360,088
*	Fidelity Spartan S&P 500 Index Fund - Institutional Class	Registered Investment Company	33,867,215
*	Fidelity Spartan U.S. Bond Index Fund - Advantage Class	Registered Investment Company	3,947,244
	Invesco Diversified Dividend Fund - Class R6	Registered Investment Company	26,099,751
	JPMorgan U.S. Equity Fund - Institutional Class	Registered Investment Company	34,882,194
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	20,662,007
	Vanguard Mid-Cap Index Fund - Admiral Shares	Registered Investment Company	7,797,043
	Vanguard Small-Cap Index Fund - Admiral Shares	Registered Investment Company	6,243,875
	Victory Sycamore Small Company Opportunity Fund - Class I	Registered Investment Company	357,403
	Voya SmallCap Opportunities Fund - Class I	Registered Investment Company	4,602,659
	Wells Fargo Special Mid Cap Value Fund - Class R6	Registered Investment Company	22,044,842
	Western Asset Core Plus Bond Fund Class IS	Registered Investment Company	33,818,017
*	Fidelity Managed Income Portfolio Class I	Common Collective Trust Fund	1,347,566
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	68,101,359
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	117,166,426
*	Participant Loans	Interest rates from 4.25% to 10.5%	20,510,205
	Total		$896,492,465
___________________________
* Party-in-interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment
Plan

By: /s/     Kathy H. Gaddes

Kathy H. Gaddes
Executive Vice President and
Chief Human Resources Officer
AmerisourceBergen Corporation

June 17, 2016

Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-86012) pertaining to the AmerisourceBergen Employee Investment Plan of AmerisourceBergen Corporation of our report dated June 17, 2016 , with respect to the financial statements and schedule of the AmerisourceBergen Employee Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

                 /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 17, 2016